Securities and Exchange Commission                               May 7, 2001
Washington, D.C.  20549


Ladies and Gentlemen:


We were previously principal accountants for Delta Apparel, Inc. and, under the date of August 4, 2000, we reported on the consolidated financial statements of Delta Apparel, Inc. and subsidiaries as of July 1, 2000 and July 3, 1999 and for each of the years in the three-year period ended July 1, 2000. On May 1, 2001 our appointment as principal accountants was terminated. We have read Delta Apparel's statements included under Item 4 of its Form 8-K dated May 1, 2001, and we agree with such statements.



Very truly yours,


/s/ KPMG LLP